Filed by Banco Santander, S.A.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Webster Financial Corporation

Commission File No.: 001-31486

Frontline communications for use by relationship managers with Commercial Banking clients in the United States

•	This transaction reflects Santander’s commitment to the U.S. market and our client relationships here.

•	In the short term, nothing changes and our priority will be to fulfill all the closing conditions, including obtaining the required regulatory and shareholder approvals and ensure a seamless transition.

•	Once the transaction is complete, the combination will benefit our Commercial Bank clients with expanded product offerings, while continuing to receive local, relationship-based services, supported by the scale and stability of one of the world’s largest banking groups.

•	We remain committed to providing the high levels of service throughout the integration and continuing to investment in technology, innovation and client experience across the United States for the benefit of our valued Commercial clients.

•	More details can be found in our press release (https://www.santander.com/en/press-room/press-releases/2026/02/santander-acquires-webster-bank).

To:      Client-facing Commercial Employees

The talking points and FAQ below can be referenced to answer questions that may be asked by Commercial Banking clients after the announcement of Santander’s acquisition of Webster Financial Corporation (“Webster”).

Per the Corporate Communications policy, do not engage with the press. Should a member of the media reach out to you, contact Corporate Communications at mediarelations@santander.us.

Overview

•	On Tuesday, February 3, Banco Santander, S.A. (“Santander”) announced that it has entered into an agreement to acquire Webster, a diversified, well-established U.S. bank headquartered in Stamford, Connecticut.

•	Santander has a long and successful track record of executing and integrating acquisitions across its core markets, supported by a consistent operating model and market-leading technology platforms.

•	The transaction is subject to customary closing conditions, including regulatory approvals and the receipt of Webster and Santander shareholder approvals, and is expected to close in the second half of 2026. Nothing changes for Webster or Santander Bank clients unless and until the transaction is approved and completed.

Key Points

•	With the acquisition of Webster, Santander will become a significantly larger and stronger U.S. bank
The acquisition of Webster creates a top-ten retail and commercial bank in the U.S. by assets and a top-five deposit franchise in the Northeast, strengthening Santander’s long-term commitment to the U.S. market.

•	Clients will benefit from more scale, more capability, and more choice Clients will have access to a broader network and a wider range of commercial banking products.

•	Service quality and local relationships remain a priority

Relationship-based, local service will continue, supported by the scale, stability, and investment capacity of one of the world’s largest banking groups.

•	No disruption expected during integration

Santander is committed to maintaining high levels of service throughout the integration, with experienced teams and relationship managers, with proven processes focused on continuity of service for our valued clients.

•	Technology investment will continue

Santander will continue investing in digital platforms, innovation, and client experience to deliver faster, simpler, and more seamless banking.

•	Built for the long term

The transaction strengthens Santander’s profitability and capital position in the U.S., supporting sustainable growth and continued investment that will benefit clients over time.

Big-picture questions

Q: What did Santander do – what does the acquisition relate to?

A: On Tuesday, February 3, Santander announced an agreement to acquire Webster. The transaction is subject to customary closing conditions, including regulatory approval and the receipt of Webster and Santander shareholder approvals, and is expected to close in the second half of 2026. Until that process is complete, the two banks continue to operate separately.

Q: Why is Santander buying another bank?

A: The acquisition of Webster supports Santander’s long-term strategy to grow responsibly and better serve clients by expanding our capabilities, locations, and products while maintaining the same focus on safety, service, and client experience.

Q: When will the acquisition be completed?

A: The transaction is subject to customary closing conditions, including regulatory approvals and the receipt of Webster and Santander shareholder approvals, and is expected to close in the second half of 2026. That process takes time. Until then, nothing changes for clients.

Q: What does regulatory approval mean, and why does it take time?

A: Bank acquisitions must be reviewed and approved by local regulators to ensure they are safe, sound, and in clients’ and customers’ best interests. Santander US is part of a global banking group, but it operates under U.S. law and supervision. U.S. regulators are responsible for reviewing and approving this transaction. In addition, given that Santander is subject to supervision by the ECB, authorization from the ECB is also required. Regulatory reviews take time, and during this process, the banks continue to operate separately. Nothing changes for clients unless and until the transaction is approved and completed.

Q: Will the bank name change?

A: There are no immediate changes to bank names. If branding changes happen in the future, clients would be notified clearly and well in advance.

Q: I am a client of Webster. Can I now contact Santander for service?

A: The banks will remain separate until the applicable closing conditions are fulfilled, including obtaining regulatory approvals and shareholder approval from both Webster and Santander, the transaction closes, and the banks are integrated. As this all takes time, you will not be able to receive service on your Webster accounts through Santander Bank. Future changes would be communicated in advance.

Q: In the period before regulatory approval of the acquisition of Webster, will there be any changes to my products/accounts, as a result of the acquisition?

A: There are no changes to products or services as a result of this news, as the acquisition remains subject to customary closing conditions, including regulatory approvals and the receipt of Webster and Santander shareholder approvals.

Q: Does this acquisition affect Santander’s financial strength?

A: No. Santander remains well capitalized and financially strong. This transaction is consistent with our disciplined approach to growth and risk management.

Q: Does Santander’s global ownership affect how my U.S. accounts are protected?

A: No. Santander US operates as a U.S. bank, subject to U.S. regulation, and client deposits are protected under U.S. law, including FDIC insurance.

Q: How will I be notified if anything changes?

A: If anything changes that affects you, we will notify you directly and well in advance.

Q: Where can I find updates and learn more?

A: Clients can speak with their relationship manager or the client service department at 844-726-0095 or via email at clientservice@santander.us. Their hours of operations are Monday through Friday 7:30 a.m. -5:00 p.m. ET. We’ll also provide updates directly to clients as the process moves forward.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”). No investment activity should be undertaken on the basis of the information contained in this communication. By making this communication available, no advice or recommendation is being given to buy, sell or otherwise deal in any securities or investments whatsoever.

Forward-looking Statements

This communication contains statements that constitute “forward-looking statements” within the meaning of, and subject to the protections of, Section 27A of the Securities Act, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “achieve,” “anticipate,” “assume,” “believe,” “could,” “deliver,” “drive,” “enhance,” “estimate,” “expect,” “focus,” “future,” “goal,” “grow,” “guidance,” “intend,” “may,” “might,” “plan,” “position,” “potential,” “predict,” “project,” “opportunity,” “outlook,” “should,” “strategy,” “target,” “trajectory,” “trend,” “will,” “would,” and other similar words and expressions or the negative of such terms or other comparable terminology. Forward-looking statements include, but are not limited to, statements about business strategy, goals and objectives, projected financial and operating results, including outlook for future growth, and future share dividends, share repurchases and other uses of capital. These statements are not historical facts, but instead represent our beliefs regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. As forward-looking statements involve significant risks and uncertainties, readers are cautioned not to place undue reliance on such statements.

Webster Financial Corporation’s (“Webster”) and Banco Santander S.A.’s (“Banco Santander”) actual results, financial condition and achievements may differ materially from those indicated in these forward-looking statements. Important factors that could cause Webster’s and Banco Santander’s actual results, financial condition and achievements to differ materially from those indicated in such forward-looking statements include, in addition to those set forth in Webster’s and Banco Santander’s filings with the U.S. Securities and Exchange Commission (the “SEC”): (1) the risk that the cost savings, synergies and other benefits from the acquisition of Webster by Banco Santander (the “Transaction”) may not be fully realized or may take longer than anticipated to be realized, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Webster and Banco Santander operate; (2) the failure of the closing conditions in the Transaction agreement by and among Webster, Banco Santander and a wholly owned subsidiary of Webster providing for the Transaction to be satisfied, or any unexpected delay in closing the Transaction or the occurrence of any event, change or other circumstances that could delay the Transaction or could give rise to the termination of the Transaction agreement; (3) the outcome of any legal or regulatory proceedings or governmental inquiries or investigations that may be currently pending or later instituted against Webster, Banco Santander or the combined company; (4) the possibility that the Transaction does not close when expected or at all because required regulatory, stockholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed Transaction); (5) disruption to the parties’ businesses as a result of the announcement and pendency of the Transaction; (6) the costs associated with the anticipated length of time of the pendency of the Transaction, including the restrictions contained in the definitive Transaction agreement on the ability of Webster to operate its business outside the ordinary course during the pendency of the Transaction; (7) risks related to management and oversight of the expanded business and operations of the combined company following the closing of the proposed Transaction; (8) the risk that the integration of Webster’s operations with Banco Santander’s will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate each party’s businesses into the other’s businesses; (9) the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (10) reputational risk and potential adverse reactions of Webster’s or Banco Santander’s customers, employees, vendors, contractors or other business partners, including those resulting from the announcement or completion of the Transaction; (11) the dilution caused by Banco Santander’s issuance of additional ordinary shares and corresponding American depositary shares, each representing the right to receive one of its ordinary shares (“ADSs”), in connection with the Transaction; (12) the possibility that any announcements relating to the Transaction could have adverse effects on the market price of Webster’s common stock and Banco Santander’s ordinary shares and ADSs; (13) a material adverse change in the condition of Webster or Banco Santander; (14) the extent to which Webster’s or Santander’s businesses perform consistent with management’s expectations; (15) Webster’s and Banco Santander’s ability to take advantage of growth opportunities and implement targeted initiatives in the timeframe and on the terms currently expected; (16) the inability to sustain revenue and earnings growth; (17) the execution and efficacy of recent strategic investments; (18) the impact of macroeconomic factors, such as changes in general economic conditions and monetary and fiscal policy, particularly on interest rates; (19) changes in customer behavior; (20) unfavorable developments concerning credit quality; (21) declines in the businesses or industries of Webster’s or Banco Santander’s customers; (22) the possibility that the combined company is subject to additional regulatory requirements as a result of the proposed Transaction or expansion of the combined company’s business operations following the proposed Transaction; (23) general competitive, political and market conditions and other factors that may affect future returns of Webster and Banco Santander, including changes in asset quality and credit risk; (24) security risks, including cybersecurity and data privacy risks, and capital markets; (25) inflation; (26) the impact, extent and timing of technological changes; (27) capital management activities; (28) competitive product and pricing pressures; (29) the outcomes of legal and regulatory proceedings and related financial services industry matters; and (30) compliance with regulatory requirements. Any forward-looking statement made in this communication is based solely on information currently available to us and speaks only as of the date on which it is made.

Webster and Banco Santander undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except to the extent required by law.  These and other important factors, including those discussed under “Risk Factors” in Webster’s Annual Report on Form 10-K for the year ended December 31, 2024 (available at: https://www.sec.gov/ix?doc=/Archives/edgar/data/0000801337/000080133725000004/wbs-20241231.htm), and Banco Santander’s Annual Report on Form 20-F for the year ended December 31, 2024 (available at: https://www.sec.gov/ix?doc=/Archives/edgar/data/0000891478/000089147825000054/san-20241231.htm), as well as Webster’s and Banco Santander’s subsequent filings with the SEC, may cause actual results, performance or achievements to differ materially from those expressed or implied by these forward-looking statements. The forward-looking statements herein are made only as of the date they were first issued, and unless otherwise required by applicable securities laws, Webster and Banco Santander disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM F-4 WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING WEBSTER, BANCO SANTANDER, THE TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Webster or Banco Santander through the website maintained by the SEC at http://www.sec.gov or by contacting the investor relations department of Webster and Banco Santander at:

Webster Financial Corporation	Banco Santander, S.A
200 Elm Street	Ciudad Grupo Santander
Stamford, Connecticut 06902 Attention: Investor Relations eharmon@websterbank.com	28660 Boadilla del Monte Spain Attention: Investor Relations investor@gruposantander.com
(212) 309-7646	+34 912899239

PARTICIPANTS IN THE SOLICITATION

Webster, Banco Santander and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Webster in connection with the Transaction under the rules of the SEC. Information regarding the directors and executive officers of Webster and Banco Santander is set forth in (i) Webster’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, including under the headings entitled “Director Nominees”, “Director Independence”, “Non-Employee Director Compensation and Stock Ownership Guidelines”, “Compensation and Human Resources Committee Interlocks and Insider Participation”, “Executive Compensation”, “2024 Pay Versus Performance” and “Security Ownership of Certain Beneficial Owners and Management”, which was filed with the SEC on April 11, 2025 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000801337/000080133725000015/wbs-20250411.htm, and (ii) Banco Santander’s Annual Report on Form 20-F for the year ending December 31, 2024, including under the headings entitled “Directors and Senior Management”, “Compensation”, “Share Ownership” and “Majority Shareholders and Related Party Transactions”, which was filed with the SEC on February 28, 2025 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000891478/000089147825000054/san-20241231.htm.  To the extent holdings of each of Webster’s or Banco Santander’s securities by its directors or executive officers have changed since the amounts set forth in Webster’s definitive proxy statement for its 2025 Annual Meeting of Stockholders and in Banco Santander’s Annual Report on Form 20-F for the year ending December 31, 2024, such changes have been or will be reflected on Webster’s Statements of Change of Ownership on Form 4 filed with the SEC and on Banco Santander’s Annual Report on Form 20-F for the year ending December 31, 2025. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive proxy statement/prospectus of Webster and Banco Santander and other relevant materials to be filed with the SEC when they become available. You may obtain free copies of these documents through the website maintained by the SEC at https://www.sec.gov.